March 10, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4561

Attention:	Stephen Krikorian
Christine Dietz
Barbara C. Jacobs
Ji Shin
Laura Veator

Re:	Nuance Communications, Inc. Form 10-K for the Fiscal Year Ended September 30, 2016 Filed November 22, 2016 Form 8-K furnished on November 17, 2016 File No. 001-36056

Ladies and Gentleman:

We are responding to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to Nuance Communications, Inc. (the “Company,” “Nuance,” “we” or “us”), dated February 2, 2017 (the “Comment Letter”) relating to the above referenced Annual Report on Form 10-K, filed on November 22, 2016 (the “Form 10-K”) and Current Report on Form 8-K, furnished on November 17, 2016 (the “Form 8-K”).

For your convenience, we have repeated your comments below in bold italic type before each of our responses.

Form 10-K for the Fiscal Year Ended September 30, 2016

Generally

1.	You state on page 5 that your Enterprise segment utilizes both direct and channel sales, which include a network of partners including Huawei. A 2014 press release on your website announced that your Swype keyboard was integrated into Huawei’s Emotion UI device lineup and available globally in the Huawei devices. We are aware of publicly available information indicating that the Emotion UI is included in Huawei’s Honor 8 smartphone and that the Honor 8 is available for sale in both Sudan and Syria. You also disclose on page 5 that your Imaging customers and partners include Samsung. We are aware of publicly available information indicating that Samsung mobile phones are available for sale in both Sudan and Syria. Additionally, a 2015 press release on your website announced that your voice technology was incorporated in ZTE’s Star 2 smartphone. We are aware of publicly available information indicating that ZTE’s Star 2 smartphone is available for sale in both Sudan and Syria.

U.S. Securities and Exchange Commission

March 10, 2017

Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, distributors, partners, resellers, customers or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response to Comment 1:

We do not have any past, current, or anticipated contacts or contracts with the governments of, or entities controlled by the governments of, Sudan or Syria, nor with entities located in Sudan or Syria.

By way of background, our Swype product is an EAR99 software item that provides an alternative keyboard for smart mobile devices. The Swype keyboard is a faster and easier way to enter text on smartphones and tablets. With one continuous motion across the screen, a user slides their finger from letter to letter to enter words and phrases for use by the mobile device. Our Swype product is typically offered as a software development kit (SDK) to original equipment manufacturers (OEMs) of very large numbers of mobile devices. These OEMs include leading device manufacturers such as ZTE, Huawei and Samsung. Our Swype product is also available to the general public for purchase in consumer app stores such as the Apple App Store and Google Play at a retail price of $0.99 per download.

The OEMs embed the Swype software in their mobile device operating systems, and install such operating systems on the devices themselves without any involvement by us. We believe that the value of the Swype software represents an insignificant portion of the value of the operating system software and of the completed mobile device, and substantiually less than the 10% de minimis threshold that would extend U.S. export control regulations to sales of non-U.S.-made mobile devices and the related operating system software.

The completed mobile devices are sold or distributed by the OEMs through their distribution channels without any input or involvement by us. The mobile devices manufactured by the OEMs are ultimately sold to entities or individuals, and used by indviduals on conjunction with a telecommuncations carrier service, all without our knowledge or input. We do however include provisions in our written agreements in which the OEMs, including Huawei and ZTE, agree to comply with applicable U.S. export and sanctions laws and regulations.

U.S. Securities and Exchange Commission

March 10, 2017

2.	Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.- designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response to Comment 2:

As noted in our response to comment 1, we do not have any past, current, or anticipated contacts or contracts with the governments of, or entities controlled by the governments of, Sudan or Syria, nor with entities located in Sudan or Syria. As such, we confirm that we have had no revenue, assets or liabilities associated with Sudan or Syria in the past three fiscal years, nor do we expect to in the future.

Huawei or ZTE do not provide us geographic information about where they sell smartphones into which our Swype software has been embedded. As noted in our response to comment 1, both companies are leading smartphone manufacturers with global footprints. Regardless of the geographic distribution of their businesses, we do not believe that our business with Huawei or ZTE, or even with both viewed in the aggregate, is or has been quantitatively material to our business. The Company supplementally advises the staff that, in each of the three fiscal years ended September 30, 2016 and the fiscal quarter ended December 31, 2016, aggregate revenue derived from Huawei and ZTE on a combined basis represented less than one-tenth of one percent of the Company’s overall total revenue for the respective period and the accounts receivable from such parties at each period end, on a combined basis, represented less than one-tenth of one percent of total accounts receivable at the respective date.

We are aware that certain state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. We periodically receive requests from government or university customers to confirm that we are not doing business with the governments of U.S.-designated state sponsors of terrorism. To our knowledge, we have not received any inquiries or questions from our investors or analysts regarding whether we engage in business with U.S.-designated state sponsors of terrorism. When and if asked by customers or investors/analysts, we would expect to confirm in a manner compliant with Regulation FD that Nuance does not have contacts or contracts with the governments of, or entities controlled by the governments of, Sudan or Syria, nor with entities located in Sudan or Syria.

Based on the foregoing, we do not believe there is any additional material quantitative or qualitative investment or reputational risk for our security holders specifically related to its business with Huawei or ZTE that requires additional disclosure beyond the risk factors already referenced in our Form 10-K, but we will continue to evaluate such risks in connection with future disclosures.

U.S. Securities and Exchange Commission

March 10, 2017

3.	We are aware of news articles stating that Huawei and ZTE are effectively barred from selling telecommunications network equipment in the U.S. and that the Department of Commerce is investigating Huawei for its alleged export or re-export of U.S. technology to Iran, Sudan and Syria in violation of U.S. export control laws. Information published by the Department of Commerce indicates that ZTE has acted contrary to the national security and foreign policy interests of the U.S. and has re-exported controlled items to sanctioned countries contrary to U.S. law. Please address for us the possibility that this information will have adverse reputational and other effects upon you because of your business relationships with Huawei and ZTE.

Response to Comment 3:

We acknowledge the Staff’s comment and are aware that Huawei and ZTE are effectively barred from selling telecommunication network equipment in the U.S. We respectfully submit that the network equipment bar has not been extended to the sale of smartphones in the U.S. We are also aware of allegations made by the U.S. government against ZTE and of reports concerning potential compliance issues involving Huawei.

We supplementally advise the Staff that we take our export compliance obligations very seriously and regularly monitor developments that would impact our business. At present, we believe that U.S. export rules and regulations do not restrict our licensing of our Nuance Swype software to Huawei or ZTE. We have also monitored developments with respect to exports to ZTE including developments related to the temporary general license that currently authorizes U.S. exports to ZTE1. Given our compliance with applicable law and the immaterial nature of our business with Huawei and ZTE as described in our response to comment 2, we do not anticipate adverse reputational or other material effects based on our lawful commercial transactions with those customers. We will continue to evaluate such risks in connection with preparing future disclosures.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Professional Services and Hosting Revenue, page 22

4.	We note that you aggregate your revenues from professional services and hosting revenue. As hosting revenues are recurring in nature and professional services are not, please tell us what consideration was given to separately quantifying these revenue streams. In this regard, it would appear that this disclosure could be useful to an investors understanding of your recurring revenue streams.

Response to Comment 4:

We have been reviewing our presentation of professional services and hosting revenue as a result of the evolution of our offerings. We previously concluded that disaggregated presentation of professional services and hosting revenues would be beneficial in facilitating a better understanding of our revenue streams and the trends in our business. Accordingly, we included a disaggregated presentation of our professional services and hosting revenues and related discussion in our Management’s Discussion and

[1]	We are aware that the current temporary authorization for ZTE, which was placed on the Entity List in March 2016, expires on March 27, 2017.

U.S. Securities and Exchange Commission

March 10, 2017

Analysis of Financial Condition and Results of Operations Results of Operations in our Form 10-Q for the fiscal quarter ended December 31, 2016. We expect to continue to utilize this disaggregated disclosure format in future disclosures for the foreseeable future. As an example, the following is an extract from that Form 10-Q reflecting the expanded disclosure and consistent with the Staff’s comment regarding the Form 10-K, which preceded the time of filing of this Form 10-Q:

Professional Services and Hosting Revenue

Professional services revenue primarily consists of consulting, implementation and training services for customers. Hosting revenue primarily relates to delivering on-demand hosted services such as medical transcription, automated customer care applications, mobile operator services, and mobile infotainment, and search and transcription, over a specified term. The following table shows professional services and hosting revenue, in dollars and as a percentage of total revenues (dollars in millions):

	Three Months Ended December 31,		Dollar	Percent
	2016	2015	Change	Change
Professional services revenue	$60.1	$49.7	$10.5	21.1%
Hosting revenue	193.3	177.4	15.9	8.9%

Professional services and hosting revenue	$253.4	$227.1	$26.3	11.6%

As a percentage of total revenue	52.0%	46.7%

Three Months Ended December 31, 2016 compared with Three Months Ended December 31, 2015

The increase in professional services and hosting revenue was driven by a $15.9 million increase in hosting revenue and a $10.5 million increase in professional services revenue. In our hosting business, Enterprise hosting revenue increased $15.6 million primarily driven by strength across many of our omni-channel cloud offerings including revenue from a recent acquisition. Mobile on-demand revenue grew $4.1 million primarily driven by continued trend toward cloud-based services in our automotive solutions. These increases were partially offset by a $3.8 million decrease in the Healthcare hosting revenue as we continue to experience some erosion in our transcription services which is partially offset by growth in our Dragon Medical cloud revenue as we continued to transition to cloud offerings. In our professional services business, revenue increased $8.8 million in our Healthcare segment driven by an acquisition in fiscal year 2016.

Form 8-K furnished on November 17, 2016

5.	In the bullets on page 1, your non-GAAP measures of revenue, operating margin and diluted EPS precede the GAAP measure. Please ensure that your non-GAAP measures do not precede the most directly comparable GAAP measure in your next earnings release. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

U.S. Securities and Exchange Commission

March 10, 2017

Response to Comment 5:

We acknowledge the Staff’s comment and the related authority. We advise the Staff that we subsequently presented the GAAP measures before the related non-GAAP measures in our press release and prepared remarks for the fiscal quarter ended December 31, 2016, both of which were furnished as exhibits to a Form 8-K filed on February 7, 2017. We expect to continue to include GAAP measures with equal or greater or prominence as consistent with the rules and regulations of the Commission and the Staff’s guidance in future disclosures for the foreseeable future.

6.	We note your adjustments for non-cash interest expense and non-cash taxes, as well as your disclosure that you adjust for these items because they provide information about your “cash-based performance” and “projected liquidity.” Although the majority of your disclosures appear to indicate that this is a performance measure, the adjustments to add back only the non-cash interest and taxes and the corresponding disclosure appear to indicate that this may be a measure of liquidity. Please clarify whether non-GAAP net income is a performance or liquidity measure. If non-GAAP net income is a performance measure, please explain your basis for only adjusting for non-cash interest and taxes. See Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response to Comment 6:

We advise the Staff that although our non-GAAP net income provides some indication of near-term liquidity, we use it as a performance measure to provide investors with supplemental information about our business in addition to our GAAP disclosures. The adjustments we make to our GAAP net income to arrive at non-GAAP net income include both cash and non-cash items. We further advise the Staff that the non-GAAP net income is presented in a manner consistent with how we assess the overall performance of our business, make operating decisions, allocate resources, and forecast and plan for future periods. Non-GAAP net income is also utilized as a performance metric to evaluate and compensate management.

We respectfully advise the Staff that the non-cash interest adjustments include the accretion of the equity component of our convertible debentures, amortization of deferred debt issuance costs and accretion of debt premium. We evaluate our financial performance both with and without these non-cash interest expenses because the non-cash component, typically accretion and amortization, often varies significantly from period-to-period based on the timing, term and amount of the debentures. We believe that excluding the non-cash interest best reflects our ongoing performance and business operations during the periods presented, and is useful to investors for comparative and performance purposes.

We further acknowledge the Staff’s comment reference with respect to the updated Compliance and Disclosure Interpretations issued on May 17, 2016, and in particular, Question 102.11. We exclude our non-cash taxes, which effectively represents our deferred provision (benefit) for income taxes, from our non-GAAP net income because they derive from past or in-period acquisitions and thus are not indicative of operating performance. For example, the deferred provisions (benefits) for the last three fiscal years were comprised of (i) the adjustments to valuation allowance due to acquisitions for which a deferred tax liability was established in purchase accounting, (ii) the increase in deferred tax liabilities resulting from acquired indefinite-lived intangible assets, and (iii) foreign deferred tax effects related to non-deductible intangible amortization from acquisitions. In fiscal years 2016, 2015 and 2014, our deferred provisions (benefits) for income taxes excluded from non-GAAP net income, were ($12 million), $15 million and ($22 million), respectively, as detailed in the following table.

U.S. Securities and Exchange Commission

March 10, 2017

The components of the non-cash taxes, excluded from non-GAAP net income, were as follows (dollars in millions):

	Year Ended September 30,
	2016	2015	2014
Adjustments to valuation allowance due to acquisitions	($22.1)	$3.0	($31.2)
Increase to indefinite lived deferred tax liabilities	12.7	16.3	14.5
Foreign tax effects of non-deductible acquired intangibles	(2.6)	(4.1)	(5.5)

Total	($12.1)	$15.2	($22.2)

These deferred provisions (benefits) for income taxes are highly variable in amount and frequency and are significantly impacted by the timing and size of acquisitions. The size, circumstances and/or volume of past acquisitions, which often drives the magnitude of these adjustments, may not be indicative of the size, circumstances and/or volume of future acquisitions. We provide supplementary non-GAAP financial measures, which exclude these non-cash income tax adjustments, to present financial information that is comparable to our historical operations and forward looking guidance. In addition, this allows better comparison to the financial results of less acquisitive peer companies. We believe that excluding these non-cash income tax adjustments reflects Nuance’s ongoing performance and business operations during the periods presented and is useful to investors for comparative and performance purposes.

We respectfully submit that Nuance did not include income tax effects on our non-GAAP measures in the earnings release furnished as an exhibit to the Form 8-K due to our significant federal and state tax net operating loss carryforwards. As of September 30, 2016, we had $627.9 million and $264.8 million in federal and state net operating loss carryforwards, respectively, and have $75.1 million in valuation allowance against our net domestic deferred tax assets. As a result, there would have been no tax effect in the reported period on any adjustments to our non-GAAP net income.

The Company further advises the Staff that it has provided and currently provides guidance to investors as to its expected non-GAAP EPS based on non-GAAP net income. The Company respectfully submits that changing its presentation, which has been consistent as to the adjustments for taxes and interest for many years and presented with a goal of providing meaningful information to investors on a regular basis alongside the Company’s GAAP measures, will make it difficult for investors to compare Nuance’s ongoing performance to historical periods and may also be likely to create unnecessary confusion for stockholders and investors.

* * * * * * *

U.S. Securities and Exchange Commission

March 10, 2017

We appreciate the assistance the Staff has provided with its comments. Please direct your questions or comments regarding the Company’s response to the undersigned at (781) 565-5000. Thank you for your assistance.

Sincerely,

/s/ Daniel D. Tempesta
Chief Financial Officer

cc:	Paul A. Ricci, Nuance Communications, Inc.
Kenneth M. Siegel, Nuance Communications, Inc.
Robert D. Sanchez, Wilson Sonsini Goodrich & Rosati, Professional Corporation
Michael C. Labriola, Wilson Sonsini Goodrich & Rosati, Professional Corporation